Exhibit 99.1

Baosheng Media Group Holdings Limited

East Floor 5

Building No. 8, Xishanhui

Shijingshan District, Beijing 100041

People’s Republic of China

+86-010-82088021

PROXY STATEMENT AND NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To the shareholders of Baosheng Media Group Holdings Limited	August 27, 2026 Beijing, China

You are cordially invited to attend the extraordinary general meeting of the shareholders of Baosheng Media Group Holdings Limited (the “Company”), which will be held at 10:00 p.m. (Beijing time), on September 4, 2026 (the “Extraordinary General Meeting”). The Extraordinary General Meeting will be held at East Floor 5, Building No. 8, Xishanhui, Shijingshan District, Beijing 100041, People’s Republic of China. Shareholders will be able to attend the meeting in-person and vote.

The matters to be acted upon at the Extraordinary General Meeting are described in the Proxy Statement and Notice of Extraordinary General Meeting of Shareholders.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE EXTRAORDINARY GENERAL MEETING, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY ON THE INTERNET OR BY MAIL. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE EXTRAORDINARY GENERAL MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE EXTRAORDINARY GENERAL MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors,

/s/ Lina Jiang
Lina Jiang
Chairperson of the Board and Chief Executive Officer

Beijing, China

August 27, 2026

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
Baosheng Media Group Holdings Limited

(THE “COMPANY”)

TIME:	10:00 p.m. (Beijing time), on September 4, 2026

PLACE:	East Floor 5, Building No. 8, Xishanhui, Shijingshan District, Beijing 100041, People’s Republic of China

ITEMS OF BUSINESS:

PROPOSAL:
As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary or special resolutions:

Proposal One	To approve as an ordinary resolution that the authorized share capital of the Company be increased (the “Increase of Share Capital”):

	(a)	FROM: US$9,600,000 divided into 1,000,000,000 ordinary shares of a par value of US$0.0096 each;

	(b)	TO: US$96,000,000 divided into 10,000,000,000 ordinary shares of US$0.0096 par value each;

by the creation of 9,000,000,000 authorized and unissued ordinary shares of a par value of US$0.0096 each.

Proposal Two	To approve as a special resolution that, subject to the Increase of Share Capital being effected, that the authorized and issued share capital will be re-designated and re-classified into two (2) new classes of shares of the Company (the “Re-designation and Re-classification”) as follows:

	(a)	9,900,000,000 ordinary shares of a nominal or par value of US$0.0096 each in the authorized share capital will be re-designated and re-classified as 9,900,000,000 class A ordinary shares of a par value of US$0.0096 each of the Company (the “Class A Ordinary Shares”);

	(b)	100,000,000 ordinary shares of a nominal or par value of US$0.0096 each in the authorized share capital will be re-designated and re-classified as 100,000,000 class B ordinary shares of a par value of US$0.0096 each of the Company (the “Class B Ordinary Shares”);

	(c)	the authorized share capital of the Company will become US$96,000,000 divided into 10,000,000,000 shares comprising (i) 9,900,000,000 Class A ordinary shares of a par value of US$0.0096 each and (ii) 100,000,000 Class B ordinary shares of a par value of US$0.0096 each (the “Change of Authorized Share Capital”);

	(d)	the 1,623,750 issued and outstanding ordinary shares of the Company currently held by ANRUITAI INVESTMENT LIMITED will be re-designated as Class B Ordinary Shares, and the remaining 31,746,065 issued and outstanding ordinary shares of the Company will be re-designated as Class A Ordinary Shares; and

(e) the 98,376,250 unissued ordinary shares will be re-designated as Class B Ordinary Shares, and the 9,868,253,935 unissued ordinary shares of the Company will be re-designated as Class A Ordinary Shares.

Proposal Three	To approve as a special resolution that, subject to the Re-designation and Re-classification being effected, the voting rights attached to each Class B Ordinary Share of the Company be and are hereby amended (the “Amendment of Rights of Shares”):

FROM: 1 vote on all matters subject to the vote at general meetings of the Company,

TO: 100 votes on all matters subject to the vote at general meetings of the Company.

Proposal Four	To approve as a special resolution that, subject to the Increase of Share Capital, the Re-designation and Re-classification, and the Amendment of Rights of Shares, being effected, to adopt the second amended and restated memorandum and articles of association, in the form attached as Exhibit 99.3, in substitution for, and to the exclusion of, the Company’s amended and restated memorandum and articles of association currently in effect (the “Adoption of the Second Amended and Restated M&A”).

Proposal Five	To approve as an ordinary resolution that, subject to and following the second amended and restated memorandum and articles of association taking effect, to approve the Company’s share capital (whether issued or unissued) to be consolidated at a ratio of 40-to-1, such that (i) every 40 Class A Ordinary Shares of a par value of US$0.0096 each be consolidated into one Class A Ordinary Share of a par value of US$0.384 each, and (ii) every 40 Class B Ordinary Shares of a par value of US$0.0096 each be consolidated into one Class B Ordinary Share of a par value of US$0.384 (the “Share Consolidation”), and the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share, which shall take effect on the market effective date of the Share Consolidation as approved by the Nasdaq Stock Market LLC, and upon the Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$96,000,000 divided into 10,000,000,000 shares comprising (i) 9,900,000,000 Class A ordinary shares of a par value of US$0.0096 each and (ii) 100,000,000 Class B ordinary shares of a par value of US$0.0096 each.

TO: US$96,000,000 divided into 250,000,000 shares comprising (i) 247,500,000 Class A ordinary shares of par value of US$0.384 and (ii) 2,500,000 Class B ordinary shares of par value of US$0.384 each.

Proposal Six	To approve as a special resolution that, subject to the Share Consolidation being effected and all further requirements prescribed by Sections 14, 14A and 14B of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) relating to share capital reductions being complied with, that (collectively, the “Share Capital Reduction and Reorganization”):

Share Capital Reduction

	(a)	the par value of each issued and outstanding Class A ordinary share of US$0.384 par value each and Class B ordinary share of US$0.384 par value each in the share capital of the Company be reduced to US$0.00001 by cancelling US$0.38399 of the paid-up capital on each of the issued and outstanding Class A ordinary share of US$0.384 par value each and Class B ordinary share of US$0.384 par value each (the “Share Capital Reduction”);

	(b)	following the Share Capital Reduction, the amount deemed to be paid up on each issued and outstanding share of the Company shall be US$0.00001;

	(c)	the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by the Company as the Board may deem fit and as permitted under the Companies Act, the Company’s memorandum and articles of association currently in effect, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

Share Capital Subdivision

	(d)	immediately following the Share Capital Reduction:

(i) each authorized but unissued Class A ordinary share of US$0.384 par value each be subdivided into 38,400 Class A ordinary shares of US$0.00001 par value each; and

(ii) each authorized but unissued Class B ordinary share of US$0.384 par value each be subdivided into 38,400 Class B ordinary shares of US$0.00001 par value each (collectively, the “Subdivision”);

Share Capital Cancellation

	(e)	immediately following the Subdivision, the authorized share capital of the Company be altered by the cancellation of such number of unissued Class A ordinary share of US$0.00001 par value each and unissued Class B Ordinary Shares of US$0.00001 par value each that will result in the Company having authorized share capital of US$2,500 divided into 250,000,000 shares comprising of (i) 247,500,000 Class A ordinary shares of par value of US$0.00001 each and (ii) 2,500,000 Class B ordinary shares of par value of US$0.00001 each (the “Cancellation”); and

Authorized Share Capital Confirmation

	(f)	immediately following the Share Capital Reduction, the Subdivision and Cancellation, the authorized share capital of the Company shall be US$2,500 divided into 250,000,000 shares comprising of (i) 247,500,000 Class A ordinary shares of par value of US$0.00001 each and (ii) 2,500,000 Class B ordinary shares of par value of US$0.00001 each.

Proposal Seven	To approve as a special resolution that, subject to the Share Consolidation and the Share Capital Reduction and Reorganization being effected, to adopt the third amended and restated memorandum and articles of association, in the form attached as Exhibit 99.4, in substitution for, and to the exclusion of, the Company’s second amended and restated memorandum and articles of association (the “Adoption of the Third Amended and Restated M&A”).

Proposal Eight	To approve as an ordinary resolution that, with respect to the matters duly approved under these resolutions at the Extraordinary General Meeting (the “General Authorization”):

(a) any one or more of directors of the Company shall be authorized to do all such acts and things and execute all such documents, which are ancillary to the Increase of Share Capital, the Re-designation and Re-classification, the Amendment of Rights of Shares, the Adoption of the Second Amended and Restated M&A, the Share Consolidation, the Share Capital Reduction and Reorganization, the Adoption of the Third Amended and Restated M&A, and other proposals under the foregoing proposals, and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she/they consider necessary, desirable or expedient to give effect to the foregoing proposals;

	(b)	the registered office service provider of the Company shall be authorized and instructed to make the necessary filings with the Registrar of Companies of the Cayman Islands in respect of the foregoing proposals; and

	(c)	the Company’s share registrar and/or transfer agent shall be instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director or officer of the Company instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly.

(the General Authorization, together with the Increase of Share Capital, the Re-designation and Re-classification, the Amendment of Rights of Shares, the Adoption of the Second Amended and Restated M&A, the Share Consolidation, the Share Capital Reduction and Reorganization, the Adoption of the Third Amended and Restated M&A, the “Proposals”)

WHO MAY VOTE:		You may vote if you were a shareholder of record on August 3, 2026.

DATE OF MAILING:		This notice and the proxy statement are first being mailed to shareholders on or about August 27, 2026.

By order of the Board of Directors,

/s/ Lina Jiang
Lina Jiang
Chairperson of the Board and Chief Executive Officer

ABOUT THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Why am I receiving this proxy statement?

This proxy statement describes the proposals on which our Board would like you, as a shareholder, to vote at the Extraordinary General Meeting, which will be held at 10:00 p.m. (Beijing time), on September 4, 2026, at East Floor 5, Building No. 8, Xishanhui, Shijingshan District, Beijing 100041, People’s Republic of China. Shareholders are being asked to consider and vote to approve the proposals and transact other such business as may properly come before the Extraordinary General Meeting or any adjournment or postponement thereof.

This proxy statement also gives you information on the proposals so that you can make an informed decision. You should read it carefully. Your vote is important. You are encouraged to submit your proxy card as soon as possible after carefully reviewing this proxy statement.

In this proxy statement, we refer to Baosheng Media Group Holdings Limited as the “Company”, “we”, “us” or “our.”

What am I voting on?

You will be voting on the following described in this proxy statement:

Proposal One	To approve as an ordinary resolution that the authorized share capital of the Company be increased (the “Increase of Share Capital”):

	(c)	FROM: US$9,600,000 divided into 1,000,000,000 ordinary shares of a par value of US$0.0096 each;

	(d)	TO: US$96,000,000 divided into 10,000,000,000 ordinary shares of a par value of US$0.0096 each;

by the creation of 9,000,000,000 authorized and unissued ordinary shares of a par value of US$0.0096 each.

Proposal Two	To approve as a special resolution that, subject to the Increase of Share Capital being effected, that the authorized and issued share capital will be re-designated and re-classified into two (2) new classes of shares of the Company (the “Re-designation and Re-classification”) as follows:

	(a)	9,900,000,000 ordinary shares of a nominal or par value of US$0.0096 each in the authorized share capital will be re-designated and re-classified as 9,900,000,000 class A ordinary shares of a par value of US$0.0096 each of the Company (the “Class A Ordinary Shares”);

	(b)	100,000,000 ordinary shares of a nominal or par value of US$0.0096 each in the authorized share capital will be re-designated and re-classified as 100,000,000 class B ordinary shares of a par value of US$0.0096 each of the Company (the “Class B Ordinary Shares”);

	(c)	the authorized share capital of the Company will become US$96,000,000 divided into 10,000,000,000 shares comprising (i) 9,900,000,000 Class A ordinary shares of a par value of US$0.0096 each and (ii) 100,000,000 Class B ordinary shares of a par value of US$0.0096 each (the “Change of Authorized Share Capital”);

	(d)	the 1,623,750 issued and outstanding ordinary shares of the Company currently held by ANRUITAI INVESTMENT LIMITED will be re-designated as Class B Ordinary Shares, and the remaining 31,746,065 issued and outstanding ordinary shares of the Company will be re-designated as Class A Ordinary Shares; and

(e) the 98,376,250 unissued ordinary shares will be re-designated as Class B Ordinary Shares, and the 9,868,253,935 unissued ordinary shares of the Company will be re-designated as Class A Ordinary Shares.

Proposal Three	To approve as a special resolution that, subject to the Re-designation and Re-classification being effected, the voting rights attached to each Class B Ordinary Share of the Company be and are hereby amended (the “Amendment of Rights of Shares”):

FROM: 1 vote on all matters subject to the vote at general meetings of the Company,

TO: 100 votes on all matters subject to the vote at general meetings of the Company.

Proposal Four	To approve as a special resolution that, subject to the Increase of Share Capital, the Re-designation and Re-classification, and the Amendment of Rights of Shares, being effected, to adopt the second amended and restated memorandum and articles of association, in the form attached as Exhibit 99.3, in substitution for, and to the exclusion of, the Company’s amended and restated memorandum and articles of association currently in effect (the “Adoption of the Second Amended and Restated M&A”).

Proposal Five	To approve as an ordinary resolution that, subject to and following the second amended and restated memorandum and articles of association taking effect, to approve the Company’s share capital (whether issued or unissued) to be consolidated at a ratio of 40-to-1, such that (i) every 40 Class A Ordinary Shares of a par value of US$0.0096 each be consolidated into one Class A Ordinary Share of a par value of US$0.384 each, and (ii) every 40 Class B Ordinary Shares of a par value of US$0.0096 each be consolidated into one Class B Ordinary Share of a par value of US$0.384 (the “Share Consolidation”), and the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share, which shall take effect on the market effective date of the Share Consolidation as approved by the Nasdaq Stock Market LLC, and upon the Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$96,000,000 divided into 10,000,000,000 shares comprising (i) 9,900,000,000 Class A ordinary shares of a par value of US$0.0096 each and (ii) 100,000,000 Class B ordinary shares of a par value of US$0.0096 each.

TO: US$96,000,000 divided into 250,000,000 shares comprising (i) 247,500,000 Class A ordinary shares of par value of US$0.384 and (ii) 2,500,000 Class B ordinary shares of par value of US$0.384 each.

Proposal Six	To approve as a special resolution that, subject to the Share Consolidation being effected and all further requirements prescribed by Sections 14, 14A and 14B of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) relating to share capital reductions being complied with, that (collectively, the “Share Capital Reduction and Reorganization”):

Share Capital Reduction

	(a)	the par value of each issued and outstanding Class A ordinary share of US$0.384 par value each and Class B ordinary share of US$0.384 par value each in the share capital of the Company be reduced to US$0.00001 by cancelling US$0.38399 of the paid-up capital on each of the issued and outstanding Class A ordinary share of US$0.384 par value each and Class B ordinary share of US$0.384 par value each (the “Share Capital Reduction”);

	(b)	following the Share Capital Reduction, the amount deemed to be paid up on each issued and outstanding share of the Company shall be US$0.00001;

	(c)	the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by the Company as the Board may deem fit and as permitted under the Companies Act, the Company’s memorandum and articles of association currently in effect, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

Share Capital Subdivision

	(d)	immediately following the Share Capital Reduction:

(i) each authorized but unissued Class A ordinary share of US$0.384 par value each be subdivided into 38,400 Class A ordinary shares of US$0.00001 par value each; and

(ii) each authorized but unissued Class B ordinary share of US$0.384 par value each be subdivided into 38,400 Class B ordinary shares of US$0.00001 par value each (collectively, the “Subdivision”);

Share Capital Cancellation

	(e)	immediately following the Subdivision, the authorized share capital of the Company be altered by the cancellation of such number of unissued Class A ordinary share of US$0.00001 par value each and unissued Class B Ordinary Shares of US$0.00001 par value each that will result in the Company having authorized share capital of US$2,500 divided into 250,000,000 shares comprising of (i) 247,500,000 Class A ordinary shares of par value of US$0.00001 each and (ii) 2,500,000 Class B ordinary shares of par value of US$0.00001 each (the “Cancellation”); and

Authorized Share Capital Confirmation

	(f)	immediately following the Share Capital Reduction, the Subdivision and Cancellation, the authorized share capital of the Company shall be US$2,500 divided into 250,000,000 shares comprising of (i) 247,500,000 Class A ordinary shares of par value of US$0.00001 each and (ii) 2,500,000 Class B ordinary shares of par value of US$0.00001 each.

Proposal Seven	To approve as a special resolution that, subject to the Share Consolidation and the Share Capital Reduction and Reorganization being effected, to adopt the third amended and restated memorandum and articles of association, in the form attached as Exhibit 99.4, in substitution for, and to the exclusion of, the Company’s second amended and restated memorandum and articles of association (the “Adoption of the Third Amended and Restated M&A”).

Proposal Eight	To approve as an ordinary resolution that, with respect to the matters duly approved under these resolutions at the Extraordinary General Meeting (the “General Authorization”):

(a) any one or more of directors of the Company shall be authorized to do all such acts and things and execute all such documents, which are ancillary to the Increase of Share Capital, the Re-designation and Re-classification, the Amendment of Rights of Shares, the Adoption of the Second Amended and Restated M&A, the Share Consolidation, the Share Capital Reduction and Reorganization, the Adoption of the Third Amended and Restated M&A, and other proposals under the foregoing proposals, and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she/they consider necessary, desirable or expedient to give effect to the foregoing proposals;

(b)	the registered office service provider of the Company shall be authorized and instructed to make the necessary filings with the Registrar of Companies of the Cayman Islands in respect of the foregoing proposals; and

(c)	the Company’s share registrar and/or transfer agent shall be instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director or officer of the Company instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly.

(the General Authorization, together with the Increase of Share Capital, the Re-designation and Re-classification, the Amendment of Rights of Shares, the Adoption of the Second Amended and Restated M&A, the Share Consolidation, the Share Capital Reduction and Reorganization, the Adoption of the Third Amended and Restated M&A, the “Proposals”)

Who is entitled to vote?

You may vote if you owned ordinary shares of the Company as of the close of business on August 3, 2026, which we refer to as the “Record Date”. Each ordinary share is entitled to one vote. As of August 3, 2026, we had 33,369,815 ordinary shares issued and outstanding.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Certain of our Shareholders hold their shares in an account at a brokerage firm, bank or other nominee holder, rather than holding share certificates in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record/Registered Shareholders

If, on the Record Date, your shares were registered directly in your name with our transfer agent, Transhare Corporation, you are a “Shareholder of Record” who may vote at the Extraordinary General Meeting, and we are sending these proxy materials directly to you. As the Shareholder of Record, you have the right to direct the voting of your shares by returning the enclosed proxy card to us or to vote in person at the Extraordinary General Meeting. Whether or not you plan to attend the Extraordinary General Meeting, please complete, date and sign the enclosed proxy card to ensure that your vote is counted.

Beneficial Owner

If, on the Record Date, your shares were held in an account at a brokerage firm or at a bank or other nominee holder, you are considered the beneficial owner of shares held “in street name,” and these proxy materials are being forwarded to you by your broker or nominee who is considered the Shareholder of Record for purposes of voting at the Extraordinary General Meeting. As the beneficial owner, you have the right to direct your broker on how to vote your shares and to attend the Meeting. However, since you are not the Shareholder of Record, you may not vote these shares in person at the Extraordinary General Meeting unless you receive a valid proxy from your brokerage firm, bank or other nominee holder. To obtain a valid proxy, you must make a special request of your brokerage firm, bank or other nominee holder. If you do not make this request, you can still vote by using the voting instruction card enclosed with this proxy statement; however, you will not be able to vote in person at the Extraordinary General Meeting.

How do I vote before the Extraordinary General Meeting?

If you are a registered shareholder, meaning that your ownership of shares is recorded in the Company’s register of members, you have the following voting options:

(1)	by Internet, which we encourage if you have Internet access, at the address shown on your proxy card;
(2)	by mail, by completing, signing, and returning the enclosed proxy card; or

(3)	during the Extraordinary General Meeting in person.

If you vote via the internet, your electronic vote authorizes the named proxies in the same manner as if you signed, dated, and returned your proxy card. If you vote via the internet, do not return your proxy card.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

Can I change my mind after I return my proxy?

You may change your vote at any time before the polls close at the conclusion of voting at the Extraordinary General Meeting. You may do this by (1) signing another proxy card with a later date and returning it to us not less than forty-eight (48) hours before the time for holding the Extraordinary General Meeting at which the person named in such instrument proposes to vote, (2) voting again over the Internet prior to the time of the Extraordinary General Meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker, or (3) voting at the Extraordinary General Meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted “FOR” the proposal(s) concerned in accordance with the best judgment of the named proxies on any other matters properly brought before the Extraordinary General Meeting.

What does it mean if I receive more than one proxy card or instruction form?

It indicates that your ordinary shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account on the Internet, or sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact their bank or broker and request consolidation.

How many votes must be present to hold the Extraordinary General Meeting?

Your shares are counted as present at the Extraordinary General Meeting if you attend the Extraordinary General Meeting and vote in person or if you properly return a proxy by internet or mail. In order for us to conduct our Extraordinary General Meeting, at the commencement of the Extraordinary General Meeting, there are present in person or by proxy not less than fifty per cent (50%) of the votes of our outstanding ordinary shares as of August 3, 2026. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the Extraordinary General Meeting. If a quorum is not present or represented, the chairperson of the Extraordinary General Meeting may adjourn the Extraordinary General Meeting from time to time, without notice other than announcement at the Extraordinary General Meeting, until a quorum is present or represented.

How many votes are needed to approve the Company’s proposals?

Proposal One. The increase in the authorized share capital of the Company. This proposal requires the affirmative (“FOR”) vote of a simple majority of votes cast by holders of shares present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting.

Proposal Two. The re-designation and re-classification of the authorized and issued share capital of the Company into Class A Ordinary Shares and Class B Ordinary Shares. This proposal requires the affirmative (“FOR”) vote of at least two-thirds (2/3) of votes cast by holders of shares present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting.

Proposal Three. The amendment of the voting rights attached to the Class B Ordinary Shares. This proposal requires the affirmative (“FOR”) vote of at least two-thirds (2/3) of votes cast by holders of shares present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting.

Proposal Four. The adoption of the Second Amended and Restated Memorandum and Articles of Association of the Company. This proposal requires the affirmative (“FOR”) vote of at least two-thirds (2/3) of votes cast by holders of shares present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting.

Proposal Five. The share consolidation of the Company’s share capital. This proposal requires the affirmative (“FOR”) vote of a simple majority of votes cast by holders of shares present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting.

Proposal Six. The share capital reduction and reorganization of the Company. This proposal requires the affirmative (“FOR”) vote of at least two-thirds (2/3) of votes cast by holders of shares present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting.

Proposal Seven. The adoption of the Third Amended and Restated Memorandum and Articles of Association of the Company. This proposal requires the affirmative (“FOR”) vote of at least two-thirds (2/3) of votes cast by holders of shares present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting.

Proposal Eight. The grant of general authorization to the directors of the Company and other authorized persons to implement the foregoing proposals and complete all related filings and actions. This proposal requires the affirmative (“FOR”) vote of a simple majority of votes cast by holders of shares present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting.

What are Abstentions and Broker Non-Votes?

All votes will be tabulated by the inspector of election appointed for the Extraordinary General Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. An abstention is the voluntary act of not voting by a shareholder who is present at the Extraordinary General Meeting and entitled to vote. A broker “non-vote” occurs when a broker nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary power for that particular item and has not received instructions from the beneficial owner. If you hold your shares in “street name” through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to some of the matters to be acted upon at the Extraordinary General Meeting. If you do not give your broker or nominee specific instructions regarding such matters, your proxy will be deemed a “broker non-vote.”

The question of whether your broker or nominee may be permitted to exercise voting discretion with respect to a particular matter depends on whether the particular proposal is deemed to be a “routine” matter and how your broker or nominee exercises any discretion they may have in the voting of the shares that you beneficially own. Brokers and nominees can use their discretion to vote “uninstructed” shares with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. Under the rules and interpretations of the Nasdaq, “non-routine” matters are matters that may substantially affect the rights or privileges of shareholder, such as mergers, shareholder proposals, elections of directors (even if not contested), executive compensation (including any advisory shareholder votes on executive compensation and on the frequency of shareholder votes on executive compensation), and certain corporate governance proposals, even if management-supported.

For any proposal that is considered a “routine” matter, your broker or nominee may vote your shares in its discretion either for or against the proposal even in the absence of your instruction. For any proposal that is considered a “non-routine” matter for which you do not give your broker instructions, the shares will be treated as broker non-votes. “Broker non-votes” occur when a beneficial owner of shares held in street name does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed “non-routine.” Broker non-votes will not be considered to be shares “entitled to vote” on any “non-routine” matter and therefore will not be counted as having been voted on the applicable proposal. Therefore, if you are a beneficial owner and want to ensure that shares you beneficially own are voted in favor or against any or all of the proposals in this proxy statement, the only way you can do so is to give your broker or nominee specific instructions as to how the shares are to be voted.

Abstentions and broker non-votes are not counted as votes cast on an item and therefore will not affect the outcome of any proposal presented in this proxy statement. Abstention and broker non-votes, if any, will be counted for purposes of determining whether there is a quorum present at the Extraordinary General Meeting.

Note that if you are a beneficial holder and do not provide specific voting instructions to your broker, the broker that holds your shares will not be authorized to vote on non-routine matters.

Accordingly, we encourage you to provide voting instructions to your broker, whether or not you plan to attend the Extraordinary General Meeting.

PROPOSAL ONE
BY ORDINARY RESOLUTION, TO APPROVE THE INCREASE OF AUTHORIZED SHARE CAPITAL OF THE COMPANY
(ITEM 1 ON THE PROXY CARD)

General

The Board of Directors has recommended that the shareholders of the Company approve, by ordinary resolution, the increase of the authorized share capital of the Company (the “Increase of Share Capital”):

(a)	FROM: US$9,600,000 divided into 1,000,000,000 ordinary shares of a par value of US$0.0096 each;
(b)	TO: US$96,000,000 divided into 10,000,000,000 ordinary shares of US$0.0096 par value each;

by the creation of 9,000,000,000 authorized and unissued ordinary shares of a par value of US$0.0096 each.

Vote Required

This Proposal requires the affirmative (“FOR”) vote of a simple majority of votes cast by holders of shares present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting. Unless otherwise instructed on the proxy card or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will have no effect on the outcome of this proposal, although they will be counted for purposes of determining whether a quorum is present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL TWO

BY SPECIAL RESOLUTION, TO APPROVE THE RE-DESIGNATION AND RE-CLASSIFICATION OF THE AUTHORIZED AND ISSUED SHARE CAPITAL OF THE COMPANY
(ITEM 2 ON THE PROXY CARD)

General

The Board of Directors has recommended that the shareholders of the Company approve, by special resolution, that subject to the Increase of Share Capital being effected under Proposal One, the authorized and issued share capital of the Company be re-designated and re-classified into two (2) new classes of shares (the “Re-designation and Re-classification”) as follows:

(a)	9,900,000,000 ordinary shares of a nominal or par value of US$0.0096 each in the authorized share capital will be re-designated and re-classified as 9,900,000,000 class A ordinary shares of a par value of US$0.0096 each of the Company (the “Class A Ordinary Shares”);

(b)	100,000,000 ordinary shares of a nominal or par value of US$0.0096 each in the authorized share capital will be re-designated and re-classified as 100,000,000 class B ordinary shares of a par value of US$0.0096 each of the Company (the “Class B Ordinary Shares”);

(c)	the authorized share capital of the Company will become US$96,000,000 divided into 10,000,000,000 shares comprising (i) 9,900,000,000 Class A ordinary shares of a par value of US$0.0096 each and (ii) 100,000,000 Class B ordinary shares of a par value of US$0.0096 each (the “Change of Authorized Share Capital”);

(d)	the 1,623,750 issued and outstanding ordinary shares of the Company currently held by ANRUITAI INVESTMENT LIMITED will be re-designated as Class B Ordinary Shares, and the remaining 31,746,065 issued and outstanding ordinary shares of the Company will be re-designated as Class A Ordinary Shares; and

(e)	the 98,376,250 unissued ordinary shares will be re-designated as Class B Ordinary Shares, and the 9,868,253,935 unissued ordinary shares of the Company will be re-designated as Class A Ordinary Shares.

Vote Required

This Proposal requires the affirmative (“FOR”) vote of at least two-thirds (2/3) of votes cast by holders of shares present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting. Unless otherwise instructed on the proxy card or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will have no effect on the outcome of this proposal, although they will be counted for purposes of determining whether a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL THREE

BY SPECIAL RESOLUTION, TO AMEND THE VOTING RIGHTS ATTACHED TO THE CLASS B ORDINARY SHARES

(ITEM 3 ON THE PROXY CARD)

General

The Board of Directors has recommended that the shareholders of the Company approve, by special resolution, that, subject to the Re-designation and Re-classification being effected under Proposal Two, the voting rights attached to each Class B Ordinary Share of the Company be and are hereby amended (the “Amendment of Rights of Shares”):

FROM: 1 vote on all matters subject to the vote at general meetings of the Company,

TO: 100 votes on all matters subject to the vote at general meetings of the Company.

Vote Required

This Proposal requires the affirmative (“FOR”) vote of at least two-thirds (2/3) of votes cast by holders of shares present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting. Unless otherwise instructed on the proxy card or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will have no effect on the outcome of this proposal, although they will be counted for purposes of determining whether a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL FOUR

BY SPECIAL RESOLUTION, TO ADOPT THE SECOND AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY

(ITEM 4 ON THE PROXY CARD)

General

As a result of the Increase of Share Capital, the Re-designation and Re-classification, and the Amendment of Rights of Shares, consequential amendments must be made to the existing Memorandum and Articles of Association of the Company to reflect the increased authorized share capital, the dual-class share structure, and the 100-to-1 voting rights attached to the Class B Ordinary Shares. Accordingly, the Board of Directors has recommended that the shareholders of the Company approve, by special resolution, that subject to Proposal One, Proposal Two, and Proposal Three being effected, the second amended and restated memorandum and articles of association of the Company, in the form attached as Exhibit 99.3 (the “Second Amended and Restated M&A”), be adopted in substitution for, and to the exclusion of, the memorandum and articles of association of the Company currently in effect (the “Adoption of the Second Amended and Restated M&A”).

Vote Required

This Proposal requires the affirmative (“FOR”) vote of at least two-thirds (2/3) of votes cast by holders of shares present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting. Unless otherwise instructed on the proxy card or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will have no effect on the outcome of this proposal, although they will be counted for purposes of determining whether a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL FIVE

BY ORDINARY RESOLUTION, TO APPROVE AND IMPLEMENT A SHARE CONSOLIDATION

(ITEM 5 ON THE PROXY CARD)

General

The Board of Directors has recommended that the shareholders of the Company approve, by ordinary resolution, that, subject to and following the second amended and restated memorandum and articles of association taking effect, to approve the Company’s share capital (whether issued or unissued) to be consolidated at a ratio of 40-to-1, such that (i) every 40 Class A Ordinary Shares of a par value of US$0.0096 each be consolidated into one Class A Ordinary Share of a par value of US$0.384 each, and (ii) every 40 Class B Ordinary Shares of a par value of US$0.0096 each be consolidated into one Class B Ordinary Share of a par value of US$0.384 (the “Share Consolidation”), and the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share, which shall take effect on the market effective date of the Share Consolidation as approved by the Nasdaq Stock Market LLC, and upon the Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$96,000,000 divided into 10,000,000,000 shares comprising (i) 9,900,000,000 Class A ordinary shares of a par value of US$0.0096 each and (ii) 100,000,000 Class B ordinary shares of a par value of US$0.0096 each.

TO: US$96,000,000 divided into 250,000,000 shares comprising (i) 247,500,000 Class A ordinary shares of par value of US$0.384 and (ii) 2,500,000 Class B ordinary shares of par value of US$0.384 each.

Vote Required

This Proposal requires the affirmative (“FOR”) vote of a simple majority of votes cast by holders of shares present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting. Unless otherwise instructed on the proxy card or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will have no effect on the outcome of this proposal, although they will be counted for purposes of determining whether a quorum is present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL SIX

BY SPECIAL RESOLUTION, TO APPROVE share capital reduction and reorganization of the Company

(ITEM 6 ON THE PROXY CARD)

General

The Board of Directors has recommended that the shareholders of the Company approve, by special resolution, that subject to the Share Consolidation being effected and all further requirements prescribed by Sections 14, 14A and 14B of the Companies Act relating to share capital reductions being complied with, that (collectively, the “Share Capital Reduction and Reorganization”):

Share Capital Reduction

the par value of each issued and outstanding Class A ordinary share of US$0.384 par value each and Class B ordinary share of US$0.384 par value each in the share capital of the Company be reduced to US$0.00001 by cancelling US$0.38399 of the paid-up capital on each of the issued and outstanding Class A ordinary share of US$0.384 par value each and Class B ordinary share of US$0.384 par value each (the “Share Capital Reduction”);

following the Share Capital Reduction, the amount deemed to be paid up on each issued and outstanding share of the Company shall be US$0.00001;

the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by the Company as the Board may deem fit and as permitted under the Companies Act, the Company’s memorandum and articles of association currently in effect, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

Share Capital Subdivision

immediately following the Share Capital Reduction:

(iii) each authorized but unissued Class A ordinary share of US$0.384 par value each be subdivided into 38,400 Class A ordinary shares of US$0.00001 par value each; and

(iv) each authorized but unissued Class B ordinary share of US$0.384 par value each be subdivided into 38,400 Class B ordinary shares of US$0.00001 par value each (collectively, the “Subdivision”);

Share Capital Cancellation

immediately following the Subdivision, the authorized share capital of the Company be altered by the cancellation of such number of unissued Class A ordinary share of US$0.00001 par value each and unissued Class B Ordinary Shares of US$0.00001 par value each that will result in the Company having authorized share capital of US$2,500 divided into 250,000,000 shares comprising of (i) 247,500,000 Class A ordinary shares of par value of US$0.00001 each and (ii) 2,500,000 Class B ordinary shares of par value of US$0.00001 each (the “Cancellation”); and

Authorized Share Capital Confirmation

immediately following the Share Capital Reduction, the Subdivision and Cancellation, the authorized share capital of the Company shall be US$2,500 divided into 250,000,000 shares comprising of (i) 247,500,000 Class A ordinary shares of par value of US$0.00001 each and (ii) 2,500,000 Class B ordinary shares of par value of US$0.00001 each.

Vote Required

This Proposal requires the affirmative (“FOR”) vote of at least two-thirds (2/3) of votes cast by holders of shares present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting. Unless otherwise instructed on the proxy card or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will have no effect on the outcome of this proposal, although they will be counted for purposes of determining whether a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL SEVEN

BY SPECIAL RESOLUTION, TO ADOPT THE THIRD AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY

(ITEM 7 ON THE PROXY CARD)

General

The Board of Directors has recommended that the shareholders of the Company approve, by special resolution, that subject to the Share Consolidation and the Share Capital Reduction and Reorganization being effected under Proposals Five and Six, the third amended and restated memorandum and articles of association of the Company, in the form attached as Exhibit 99.4(the “Third Amended and Restated M&A”), be adopted in substitution for, and to the exclusion of, the Company’s second amended and restated memorandum and articles of association, with immediate effect (the “Adoption of the Third Amended and Restated M&A”).

Vote Required

This Proposal requires the affirmative (“FOR”) vote of at least two-thirds (2/3) of votes cast by holders of shares present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting. Unless otherwise instructed on the proxy card or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will have no effect on the outcome of this proposal, although they will be counted for purposes of determining whether a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL EIGHT
BY ORDINARY RESOLUTION, TO APPROVE AND GRANT GENERAL AUTHORIZATION TO DIRECTORS AND AGENTS TO IMPLEMENT THE PROPOSALS
(ITEM 8 ON THE PROXY CARD)

General

The Board of Directors has recommended that the shareholders of the Company approve, by ordinary resolution, that with respect to the matters duly approved under the foregoing resolutions at the Extraordinary General Meeting (the “General Authorization”):

(a)	any one or more of directors of the Company shall be authorized to do all such acts and things and execute all such documents, which are ancillary to the Increase of Share Capital, the Re-designation and Re-classification, the Amendment of Rights of Shares, the Adoption of the Second Amended and Restated M&A, the Share Consolidation, the Share Capital Reduction and Reorganization the Adoption of the Third Amended and Restated M&A, and other proposals under the foregoing proposal, and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she/they consider necessary, desirable or expedient to give effect to the foregoing proposals;

(b)	the registered office service provider of the Company shall be authorized and instructed to make the necessary filings with the Registrar of Companies of the Cayman Islands in respect of the foregoing proposals; and

(c)	the Company’s share registrar and/or transfer agent shall be instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director or officer of the Company instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly.

(the General Authorization, together with the Increase of Share Capital, the Re-designation and Re-classification, the Amendment of Rights of Shares, the Adoption of the Second Amended and Restated M&A, the Share Consolidation, the Share Capital Reduction and Reorganization, the Adoption of the Third Amended and Restated M&A, are collectively referred to as the “Proposals”.)

Vote Required

This Proposal requires the affirmative (“FOR”) vote of a simple majority of votes cast by holders of shares present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting. Unless otherwise instructed on the proxy card or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will have no effect on the outcome of this proposal, although they will be counted for purposes of determining whether a quorum is present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

OTHER MATTERS

GENERAL

The Board of Directors does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the Extraordinary General Meeting. If any other matters should properly come before the Extraordinary General Meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding Shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

If you have questions about the Extraordinary General Meeting or other information related to the proxy solicitation, you may contact the Company at +86-010-82088021.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders wishing to communicate with the Board of Directors or any individual director may write to the Board of Directors or the individual director to Baosheng Media Group Holdings Limited, East Floor 5, Building No. 8, Xishanhui, Shijingshan District, Beijing 100041, People’s Republic of China. Any such communication must state the number of Ordinary Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the Board of Directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports and other documents with the SEC under the Exchange Act. The SEC filings of the Company made electronically through the EDGAR system of the SEC are available to the public at the website of the SEC at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

By order of the Board of Directors, Baosheng Media Group Holdings Limited

/s/ Lina Jiang
Lina Jiang
Chairperson of the Board and Chief Executive Officer

Beijing, China

August 27, 2026